October 4, 2024

Kuai Leong
Senior Deputy General Counsel and Deputy Corporate Secretary
UNITEDHEALTH GROUP INC
9900 Bren Road East
Minnetonka, MN, 55343

       Re: UNITEDHEALTH GROUP INC
           Amendment No. 2 to Form 8-K filed April 24, 2024
           File No. 001-10864
Dear Kuai Leong:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amended Form 8-K filed on March 8, 2024
Item 1.05 Material Cybersecurity Incidents, page 1

1. We note your disclosure that as of the date of the amendment, "the Company has not determined the incident is reasonably likely to materially impact the Company's financial condition or results of operations." Additionally, we note your letter dated June 14, 2024 indicated that as of that date, "the Company has not concluded the cyber incident to be material or reasonably likely to be material." Please confirm that, in future filings, where you have not detrmined if the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of
       Form 8-K, rather than Item 1.05 of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Suzanne Hayes at 202-551-
3675 with any other questions.
 October 4, 2024
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology